August 2, 2013

BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re: The Medicines Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 10, 2013
File No. 000-31191

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Glenn P. Sblendorio, President and Chief Financial Officer, of The Medicines Company (the “Company”, “MDCO”, “we”, or “our”), dated July 15, 2013.

Our responses are set forth below and are keyed to the numbering of the comments and headings used in the Staff's letter. For your reference, your comments are reproduced in bold, and our responses are set forth below each such comment in standard type.

The Company's response to the Staff's comments is as follows:

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Years Ended December 31, 2012 and 2011, page 67

1.    You disclose the amount of the net revenue increase that was due to net volume increases and price increases. Please provide us proposed disclosure to be included in future filings that indicates the cause of the increase in price and increase in volume, and the expected effect of each cause, if any, on future results of operations.

Mr. Jim B. Rosenberg
August 2, 2013

Response:
The Company confirms that in future periodic reports, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 (the “Form 10-Q for Q2 2013”), it will, to the extent applicable, indicate the cause of any increase in net volume or any increase in price, and the expected effect of each cause, if any, on future results of operations.

An example of this disclosure will be included in the Form 10-Q for Q2 2013 as follows:

Net Revenue:

Net revenue increased 27.4% to $172.8 million for the three months ended June 30, 2013 as compared to $135.7 million for the three months ended June 30, 2012.

Net revenue increased 25.3% to $328.6 million for the six months ended June 30, 2013 as compared to $262.3 million for the six months ended June 30, 2012.

The following tables reflect the components of net revenue for the three and six months ended June 30, 2013 and 2012:

Net Revenue

	Three Months Ended June 30,
	2013	2012	Change $	Change %
	(in thousands)
Angiomax	$151,159	$133,101	$18,058	13.6%
Recothrom	17,925	—	17,925	100.0%
Cleviprex/Ready-to-Use Argatroban	3,742	2,601	1,141	43.9%
Total net revenue	$172,826	$135,702	$37,124	27.4%

	Six Months Ended June 30,
	2013	2012	Change $	Change %
	(in thousands)
Angiomax	$294,045	$259,210	$34,835	13.4%
Recothrom	26,547	—	26,547	100.0%
Cleviprex/Ready-to-Use Argatroban	7,987	3,102	4,885	157.5%
Total net revenue	$328,579	$262,312	$66,267	25.3%

Net revenue increased by $37.1 million, or 27.4%, to $172.8 million in the three months ended June 30, 2013 compared to $135.7 million in the three months ended June 30, 2012, reflecting increases of $35.8 million, or 28.9%, in the United States and $1.3 million, or 11.0%, in international markets. The net revenue increase was comprised of net volume increases of $29.0 million due to increased unit shipments to customers of Angiomax and Recothrom which we first began selling in February 2013 and price increases of $8.9 million, principally due to a price increase for Angiomax effective as of January 1, 2013 in the United States, which were offset by the unfavorable impact from foreign exchange of $0.8 million.

Mr. Jim B. Rosenberg
August 2, 2013

Net revenue increased by $66.3 million, or 25.3%, to $328.6 million in the six months ended June 30, 2013 compared to $262.3 million in the six months ended June 30, 2012, reflecting increases of $64.0 million, or 26.7%, in the United States and $2.2 million, or 9.9%, in international markets. The net revenue increase was comprised of net volume increases of $50.8 million due to increased unit shipments to customers of Angiomax and Recothrom which we first began selling in February 2013 and price increases of $15.9 million, principally due to a price increase for Angiomax effective as of January 1, 2013 in the United States, which were offset by the unfavorable impact from foreign exchange of $0.4 million.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Stock-Based Compensation, page F-17

2.
You disclose "Expected volatilities are based on historic volatility of the Company's common stock as well as implied volatilities of peer companies in the life science industry…" Please tell us the authoritative literature on which you are relying to use implied volatilities of peer companies instead of implied volatility on your market traded options. In your response, please quantify the difference between your historical volatility and the implied volatility of peer companies and tell us how you determine the volatility assumption to use.

Response:

The Company applies the guidance of FASB Accounting Standards Codification (“ASC”) 718 and Staff Accounting Bulletin (“SAB”) 107, Topic 14 for its valuation of stock options. ASC 718 and SAB 107 Topic 14 both require the value of stock options to be determined based on defined valuation techniques that require specified input factors, including the expected volatility of a company's shares underlying their options. ASC 718-10-55-37 addresses the factors to be considered in estimating expected volatility, including primarily historical volatility of a company's shares as well as the implied volatility determined from the market prices of traded options or other financial instruments. It also states that limitations of a company's historical data may require the use of volatility data from similar entities, which share factors such as industry, stage of life cycle, size and financial leverage (ASC 718-10-55-37 (c)). Finally, ASC 718-10-55-40 states that once a methodology is established, the methodology should be consistently applied.

While the Company has been publicly traded for a number of years, a review of the market for options in the Company's common stock reveals a number of limitations that would support relying on implied volatilities of market-traded options of peer companies. In particular, there is very low option trading activity, and very few call options with a term greater than 12 months. As such, the Company's confidence in any implied volatility assumptions derived from its market-traded option prices is reduced. Accordingly, the Company has historically used the implied volatilities on market-traded options of life sciences companies with profiles similar to the Company, its peer group, in its calculation of expected volatility. Per the requirements of SAB 107, Topic 14.D.1, from period to period, the Company has consistently applied this approach and will continue to do so until such time as it becomes appropriate for the Company to use its own market-traded options for the Company's calculation of expected volatility.

Mr. Jim B. Rosenberg
August 2, 2013

The Company applies an equal weighting to the median of the calculated implied volatility of market-traded options on companies in its peer group and the Company's own historic volatility in order to determine its expected volatility assumption. Historically, the differences in the weighted average calculations have not resulted in a variance that would drive a material difference in the valuation of options for financial reporting purposes. For example, in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012” (the “Form 10-K for FYE 2012”), the implied volatility of companies in the Company's peer group was approximately 37%, and the Company's historic volatility calculation for the same period was approximately 56%, which resulted in an expected volatility assumption of 47%. For the six months ended June 30, 2013, the implied volatility of companies in the Company's peer group was approximately 42%, and the Company's historic volatility calculation for the same period was approximately 54%, which resulted in an expected volatility assumption of 48%. For these reasons, the Company does not believe that its historic volatility should be the only factor used in its expected volatility assumption for stock-based compensation.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Notes to Unaudited Consolidated Financial Statements

3.
Please provide us proposed disclosure to be included in future filings to describe your collaboration agreements with AstraZeneca and Alnylam Pharmaceuticals and disclose all amounts recorded to date under the agreements. Please refer to ASC 808-10-50. In addition, please clarify your policy for recording co-promotion income under the agreement with AstraZeneca.

Response:

The Company proposes to include the following additional disclosure in future periodic reports, beginning with its Form 10-Q for Q2 2013, to describe our collaboration agreements with AstraZeneca and Alnylam Pharmaceuticals:

17. Collaboration Agreements

AstraZeneca

In April 2012, the Company entered into an agreement with AstraZeneca pursuant to which the Company and AstraZeneca agreed to collaborate globally to develop and commercialize certain acute ischemic heart disease compounds. Under the terms of the collaboration agreement, a joint development and research committee and a joint commercialization committee have been established to prepare and deliver a global development plan and a country-by-country collaboration and commercialization plan, respectively, related to BRILINTA and Angiomax and cangrelor. Implementation of these plans is subject to agreement between both parties and currently no plans have been agreed to.

The first and only joint activity agreed upon by the parties under the collaboration agreement was a four-year co-promotion arrangement for BRILINTA in the United States. The Company and AstraZeneca have not agreed as to any development and commercialization activities to be performed with respect to Angiomax and cangrelor or as to any terms under which such activities would be performed.

Mr. Jim B. Rosenberg
August 2, 2013

Pursuant to the co-promotion arrangement, the Company's sales force began supporting promotion activities for BRILINTA in May 2012. Under the terms of the collaboration agreement, AstraZeneca agreed to pay the Company base consideration fees for conducting BRILINTA co-promotion activities during the specified periods, plus additional consideration fees for the same periods, if specified performance targets are achieved with respect to the number of new prescriptions written during the specified periods. The Company recognizes as co-promotion revenue both the base consideration fee and the additional consideration related to new prescriptions of BRILINTA as performance requirements are met. The base consideration fee for a specified time period is recognized ratably as our sales force activities meet the required performance target. The additional consideration fee for a specified time period related to the number of new prescriptions of BRILINTA written during the time period is recognized when the number of new prescriptions of BRILINTA exceeds the required performance target for such period. As of June 30, 2013, the Company has recognized a total co-promotion revenue of approximately $17.8 million from AstraZeneca under the global collaboration agreement.

At the end of the second year of the agreement, AstraZeneca may terminate the agreement if performance targets for the second year are not achieved. Conversely, the Company may terminate the agreement at such time if the performance targets for the second year are achieved. Either party may terminate the agreement at the end of the third year of the agreement. If AstraZeneca elects to terminate the agreement at the end of the third year and the performance targets for the third year have been achieved, AstraZeneca must pay the Company a termination fee of $5 million.

Alnylam Pharmaceuticals, Inc.

In February 2013, the Company entered into a license and collaboration agreement with Alnylam Pharmaceuticals, Inc. (Alnylam) to develop, manufacture and commercialize therapeutic products targeting the proprotein convertase subtilisin/kexin type 9 (PCSK9) gene, based on certain of Alnylam's RNA interference (RNAi) technology. Under the terms of the agreement, the Company obtained the exclusive, worldwide right under Alnylam's technology to develop, manufacture and commercialize PCSK-9 products for the treatment, palliation and/or prevention of all human diseases. Alnylam is responsible for the development costs of the products, subject to an agreed upon limit, until the completion of Phase I clinical studies. The Company is responsible for completing and funding the development costs of the products through commercialization, if successful. The Company paid Alnylam $25 million in an initial license payment, which the Company recorded as research and development expense. The Company has also agreed to pay up to an aggregate of $180 million in success-based development and commercialization milestones. In addition, the Company has agreed to pay specified royalties on net sales of these products. Royalties to Alnylam are payable by the Company on a product-by-product and country-by-country basis until the last to occur of the expiration of patent rights in the applicable country that cover the applicable product, the expiration of non-patent regulatory exclusivities for such product in such country, and the twelfth anniversary of the first commercial sale of the product in such country, subject to reduction in specified circumstances. The Company is also responsible for paying royalties, and in some cases, milestone payments, owed by Alnylam to its licensors with respect to intellectual property covering these products. As of June 30, 2013,

Mr. Jim B. Rosenberg
August 2, 2013

other than the initial $25 million initial license payment, the Company has not made any payments to Alnylam under the agreement.

13. Acquisitions, page 18

4.
Please provide us proposed disclosure to be included in future filings to include a qualitative description of the factors that make up the goodwill recognized as required by ASC 805-30-50 and clarify whether the transactions were accounted for using the acquisition method of accounting. Also, please include the amount of the transaction costs and clarify how you accounted for these costs. In addition with respect to the Recothrom transaction, please explain to us why it is appropriate for the option in the amount of $57.1 million to be measured at cost as opposed to fair value. Please reference the authoritative accounting literature that you relied upon in response.

Response:

In response to the Staff's comment regarding the Recothrom transaction and the valuation of the Company's $57.1 million option, the Company respectfully advises the Staff that the option valued at $57.1 million was valued at fair value and is being assessed periodically for impairment. The Company recognizes that the footnote to the preliminary allocation of assets table for the transaction in Note 13 to the financial statements in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (the “Form 10-Q for Q1 2013”) referenced cost bases and will delete the reference in future periodic reports, beginning with its Form 10-Q for Q2 2013.

The Company proposes to include the following revised note to its financial statements relating to these acquisitions in future periodic reports, beginning with its Form 10-Q for Q2 2013, in response to the Staff's comments new text indicated in bold, italic type.

13. Acquisitions

Incline Therapeutics, Inc.

In January 2013, the Company acquired Incline, a company focused on the development of IONSYS, a compact, disposable, needleless patient-controlled system for the short-term management of acute postoperative pain in the hospital setting.

Under the terms of the Company's agreement with Incline, the Company paid to the holders of Incline's capital stock and the holders of options to purchase shares of Incline's capital stock (collectively, the Incline equityholders) an aggregate of approximately $155.2 million in cash, which is subject to a post-closing purchase price adjustment process. In addition, the Company also paid approximately $13 million to Cadence Pharmaceuticals, Inc. (Cadence) to terminate Cadence's option to acquire Incline pursuant to an agreement between Cadence and Incline and deposited $18.5 million in cash into an escrow fund for the purposes of securing the indemnification obligations of the Incline equityholders to the Company for any and all losses for which the Company is entitled to indemnification pursuant to the merger agreement and to provide the source of recovery for any amounts payable to the Company as a result of the post-closing purchase price adjustment process.

Mr. Jim B. Rosenberg
August 2, 2013

The Company also agreed to pay up to $205 million in cash in the aggregate, less certain transaction expenses and taxes, upon its entering into a license agreement in Japan, achieving certain regulatory approval and certain sales milestones with respect to IONSYS.

In accordance with the acquisition method of accounting, the Company allocated the acquisition cost for the Incline transaction to the underlying assets acquired and liabilities assumed by the Company, based primarily upon estimated fair values of those assets and liabilities at the date of acquisition and will classify the fair value of acquired IPR&D as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts.

The Company recognized as goodwill from the transaction an amount equal to the excess of the purchase price over the fair value amounts assigned to the assets acquired and liabilities assumed by the Company. The goodwill recorded as part of the acquisition is primarily related to establishing a deferred tax liability for the IPR&D intangible assets which have no tax basis and, therefore, will not result in a future tax deduction. The Company does not expect any portion of this goodwill to be deductible for tax purposes. The Company has recorded the goodwill attributable to the acquisition as a non-current asset on its Consolidated Balance Sheets. The goodwill attributable to the acquisition is not amortized, but the Company reviews its goodwill annually for impairment.

The Company accounted for the transaction as a business combination and is in the process of finalizing the valuation of intangible assets and fair value of the contingent purchase price. As a result, the preliminary measurements of intangible assets, certain tangible assets, goodwill and deferred income tax assets described below are subject to change. The results of Incline's operations have been included in the consolidated statements of income from the date of acquisition.

Acquisition related costs during the six months ending June 30, 2013 of approximately $2.2 million for advisory, legal and regulatory costs incurred in connection with the Incline acquisition have been expensed in selling, general and administrative expenses.

Total estimated purchase price is summarized as follows:

(in thousands)
Upfront cash consideration	$186,699
Fair value of contingent purchase price	87,200
Total preliminary estimated purchase price	$273,899

Below is a summary which details the preliminary allocation of assets acquired and liabilities assumed as a result of this acquisition:

Mr. Jim B. Rosenberg
August 2, 2013

Assets Acquired:	(in thousands)
Cash and cash equivalents	$1,563
Prepaid expenses and other current assets	624
Fixed assets, net	12,577
In-process research and development	250,000
Goodwill	99,956
Other assets	34
Total Assets	$364,754
Liabilities Assumed:
Accrued expenses	1,413
Contingent purchase price	87,200
Deferred tax liabilities	89,442
Total Liabilities	178,055

Total cash price paid upon acquisition	$186,699

Recothrom

In February 2013, pursuant to a master transaction agreement with BMS, the Company acquired the right to sell, distribute and market Recothrom on a global basis for the collaboration term and BMS transferred to the Company certain limited assets exclusively related to Recothrom, primarily the biologics license application for Recothrom and certain related regulatory assets. BMS also granted to the Company, under the master transaction agreement, an option to purchase from BMS and its affiliates, following the expiration or earlier termination of the collaboration term, certain other assets, including certain patent and trademark rights, contracts, inventory, equipment and related books and records, held by BMS which are exclusively related to Recothrom.

Under the master transaction agreement, the Company paid to BMS a one-time collaboration fee equal to $105 million and a one-time option fee equal to $10 million. The Company did not assume, and if the Company exercises the option, it will not assume, any pre-existing liabilities related to the Recothrom business, contingent or otherwise, arising prior to the collaboration period, and the Company did not acquire, and if the Company exercises the option, it will not acquire, any significant tangible assets related to the Recothrom business. Under the master transaction agreement, the Company agreed to pay to BMS quarterly tiered royalty payments during the collaboration term equal to a percentage of worldwide net sales of Recothrom.

If the Company exercises the option, it would, at the closing of the purchase of the option assets, acquire such assets and assume certain liabilities of BMS and its affiliates related to the assets and to pay to BMS a purchase price equal to the net book value of inventory included in the acquired assets, plus either:

•
a multiple of average net sales over each of the two 12 -month periods preceding the closing of the purchase (unless the purchase closing occurs less than 24 months after February 8, 2013, in which case the measurement period would be the 12-month period preceding the purchase closing); or

Mr. Jim B. Rosenberg
August 2, 2013

•
if BMS has delivered a valid notice terminating the collaboration term early as a result of a material breach by the Company under the master transaction agreement, the amount described above plus an amount intended to give BMS the economic benefit of having received royalty fees for a 24 -month collaboration term.

In connection with the master transaction agreement, the Company also entered into a supply agreement with BMS. Under the supply agreement, BMS or one or more of its affiliates will manufacture Recothrom and serve as the exclusive supplier of the Recothrom to the Company during the collaboration term at specified purchase prices.

In accordance with the acquisition method of accounting, the Company allocated the acquisition cost for the Recothrom transaction to the underlying assets acquired by the Company based primarily upon the estimated fair values of those assets at the date of acquisition.

The Company recognized as goodwill from the transaction an amount equal to the excess of purchase price over the fair value amounts assigned to the assets acquired by the Company. The goodwill recorded as part of the acquisition is primarily related to cost synergies and the acquired assembled workforce.

The Company accounted for the transaction as a business combination since it acquired the biologics license application for Recothrom and certain related regulatory assets, employees and an option to acquire certain other assets, including certain patent and trademark rights, contracts, inventory, equipment and related books and records, held by BMS which are exclusively related to Recothrom (inputs), including the infrastructure to the sell the product (processes) and net sales of Recothrom (outputs). In addition, the Company has control over sales and marketing of the product during the collaboration period. The Company is finalizing the valuation of intangible assets. As a result, the preliminary measurements of intangible assets, goodwill and product rights are subject to change.

Acquisition related costs during the six months ending June 30, 2013 of approximately $1.6 million for advisory, legal and regulatory costs incurred in connection with the Recothrom acquisition have been expensed in selling, general and administrative expenses.

Below is a summary which details the preliminary allocation of assets acquired as a result of this acquisition:

Assets Acquired:	(in thousands)
Product license	$32,000
Option	62,000
Goodwill	21,000
Total Assets	$115,000
Total cash price paid upon acquisition	$115,000

Mr. Jim B. Rosenberg
August 2, 2013

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.
Sincerely,

/s/ Paul M. Antinori
Paul M. Antinori
Senior Vice President and General Counsel